Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

TAKE-TWO INTERACTIVE SOFTWARE, INC.

Pursuant to Section 242 of the General Corporation Law

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Take-Two Interactive Software, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by deleting all of the text in the first paragraph of Section 8.1 of Article VIII and replacing it with the following in substitution therefor:

The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred and Five Million (305,000,000) shares, of which Three Hundred Million (300,000,000) shares shall be Common Stock, par value of $.01 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $.01 per share.

SECOND: That thereafter a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were vote in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 20th day of May, 2022.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ Matthew Breitman
Name: Matthew Breitman
Title: Senior Vice President, General Counsel Americas & Corporate Secretary